Exhibit 99.2

THE DEPARTURE AND APPOINTMENT OF DIRECTORS

On December 30, 2021, the board of directors (the “Board”) of Powerbridge Technologies Co., Ltd. (the “Company”), a company incorporated in the Cayman Islands, announced that Mr. Wu has resigned from his position as a Director of the Company, effective from December 20, 2021, in order to focus on other business obligations. Mr. Wu’s resignation is not a result of any disagreement with the Company in relation to its operations, policies or practices.

In addition, the Company announced that, effective from December 23, 2021, Ms. Wei Jiang was appointed by the Board as an independent Director, the Chairwoman of the Nominating Committee, a member of the Compensation Committee and a member of the Audit Committee. Ms. Jiang has over 25 years of experience in the finance and accounting field. From 1995 to date, she served as the CFO at Cmark Capital, an investment management firm, a senior accountant at Aluminum Corporation of China, an aluminum producer and distributor, and served as a financial manager at Hiking Group, a publicly listed company, respectively. Ms. Jiang received a bachelor’s degree in Financial Management from China University of Petroleum and is a Certified Accountant.

Ms. Jiang does not have any related party transaction with the Company or its affiliates that is required to be disclosed pursuant to Item 404 of Regulation S-K.

As a result of the appointment of Ms. Jiang, the Board currently has five members, a majority of whom are independent directors that meet the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules. The Board determined that all three members of the Audit Committee of the Board are independent directors.

The information in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.